

THE TJX COMPANIES, INC.

770 Cochituate Road
Framingham, Massachusetts 01701

April 22, 2004

Dear Stockholder:

We cordially invite you to attend our 2004 Annual Meeting on Tuesday, June 1, 2004, at 11:00 a.m., to be held in The Ben Cammarata Auditorium, located at our offices, 770 Cochituate Road, Framingham, Massachusetts. Please enter our offices through the Northeast Entrance.

The proxy statement accompanying this letter describes the business we will consider at the meeting. Your vote is important regardless of the number of shares you own. Please read the proxy statement and vote your shares. Instructions for Internet and telephone voting are attached to your proxy card. If you prefer, you can vote by mail by completing and signing your proxy card and returning it in the enclosed envelope.

We hope that you will be able to join us on June 1st.

Sincerely,

Bernard Cammarata
Chairman of the Board

Edmond J. English
President and Chief Executive Officer

Printed on Recycled Paper

The TJX Companies, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

JUNE 1, 2004

The Annual Meeting of Stockholders of The TJX Companies, Inc. will be held at our offices, 770 Cochituate Road, Framingham, Massachusetts, on Tuesday, June 1, 2004, at 11:00 a.m. to vote on:

- Election of directors.

- Proposal to amend the Stock Incentive Plan.

- Three shareholder proposals if presented at the meeting.

- Any other business properly brought before the meeting.

Stockholders of record at the close of business on April 12, 2004 are entitled to notice of and to vote at the Annual Meeting and any adjournments.

By Order of the Board of Directors

JAY H. MELTZER
Secretary

Framingham, Massachusetts
April 22, 2004

PLEASE VOTE ON THE INTERNET, BY TELEPHONE OR BY MAIL.

The TJX Companies, Inc.

ANNUAL MEETING OF STOCKHOLDERS
June 1, 2004

PROXY STATEMENT

The Board of Directors of The TJX Companies, Inc., or TJX, is soliciting your proxy for the 2004 Annual Meeting. A majority of the shares outstanding and entitled to vote at the meeting is required for a quorum for the meeting.

You may vote on the Internet, using the procedures and instructions described on the proxy card and other enclosures. You may vote by telephone using the toll-free telephone number on the proxy card. Both Internet and telephone voting provide easy-to-follow instructions and have procedures designed to authenticate your identity and permit you to confirm that your voting instructions are accurate. Street name holders may vote by Internet or telephone if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the proxy statement. All stockholders may vote by signing and returning the enclosed proxy.

You may revoke your proxy at any time before it is voted by voting later by telephone or Internet or returning a later-dated proxy, delivering a written revocation to the Secretary of TJX, or notifying the Secretary in person at the meeting or any adjournment that you are revoking your earlier vote and voting in person.

Stockholders of record at the close of business on April 12, 2004 are entitled to vote at the meeting. Each of the 496,713,216 shares of common stock outstanding on the record date is entitled to one vote.

This proxy statement, the enclosed proxy card and the annual review and Form 10-K for our fiscal year ended January 31, 2004 are being first mailed to stockholders on or about the date of the notice of meeting. Our address is 770 Cochituate Road, Framingham, Massachusetts 01701.

ELECTION OF DIRECTORS

Our Board of Directors is classified into three classes with the term of one class expiring each year. At this Annual Meeting, three Class I directors will be elected to hold office until our 2007 Annual Meeting of Stockholders and until their successors are elected and qualified. We do not anticipate that any nominee will become unavailable to serve.

Nominees as Class I Directors — Terms Expire 2007

Gary L. Crittenden, 50
Director since 2000
Chairman of the Finance Committee

Mr. Crittenden has been Executive Vice President and Chief Financial Officer of American Express Company, a financial services company, since 2000. He was Senior Vice President and Chief Financial Officer of Monsanto Company, a life sciences company, from 1998 to 2000. Mr. Crittenden is also a director of Staples, Inc.

Edmond J. English, 50
Director since 1999
Member of the Executive and Finance Committees

Mr. English has been TJX's Chief Executive Officer since 2000 and its President since 1999. He has been employed by TJX since 1983. Mr. English was Chairman of The Marmaxx Group from 2000 to 2001 and from 2002 to 2004, Chief Operating Officer of TJX from 1999 to 2000, Senior Vice President and Group Executive from 1998 to 1999, Executive Vice President, Merchandising, Planning and Allocation of The Marmaxx Group from 1997 to 1998, Senior Vice President, Merchandising from 1995 to 1997, and held various merchandising positions with TJX from 1983 to 1995.

Richard G. Lesser, 69
Director since 1995

Mr. Lesser has been Senior Corporate Advisor to the Company since 2001. He served as Chairman of The Marmaxx Group during 2001, Executive Vice President of TJX from 1991 to 2001, President of The Marmaxx Group from 1995 to 2001 and Chief Operating Officer of TJX from 1994 to 1999. He held various other executive and merchandising positions with TJX from 1981 to 1993. Mr. Lesser is also a director of Reebok International Ltd., A.C. Moore Arts & Crafts, Inc. and Dollar Tree Stores, Inc.

Class II Directors — Terms Expire 2005

Gail Deegan, 57
Director since 2001
Member of the Audit and Finance Committees

Ms. Deegan has been an Executive in Residence at Babson College and Simmons School of Management since 2002. She previously served as an Executive Vice President and the Chief Financial Officer of Houghton Mifflin Co., a publishing company, from 1996 to 2001. She was previously employed by NYNEX (New England), a telecommunications provider, as Vice President, Chief Financial Officer and as Senior Vice President, Regulatory and Government Affairs. Ms. Deegan is also a director of EMC Corporation.

Dennis F. Hightower, 62
Director since 1996
Chairman of the Executive Compensation Committee and member of the Audit Committee

Mr. Hightower served as Chief Executive Officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from 2000 to 2001. He was Professor of Management at the Harvard Business School from 1997 to 2000 and a Senior Lecturer from 1996 to 1997. He was previously employed by The Walt Disney Company, serving as President of Walt Disney Television & Telecommunications, President-Disney Consumer Products (Europe, Middle East and Africa), and related executive positions in Europe. He is also a director of Accenture Ltd., Domino's, Inc., The Gillette Company, Northwest Airlines, Inc. and PanAmSat Corporation.

John F. O'Brien, 61
Director since 1996
Lead Director, member of the Executive Committee and ex-officio member of all other Board Committees

Mr. O'Brien was Chief Executive Officer and President of Allmerica Financial Corporation from 1995 to 2002; a Director of Allmerica Financial Corporation from 1995 to 2003; Chief Executive Officer, President and a director of First Allmerica Financial Life Insurance Company from 1989 to 2002; Chairman of the Board and director of Allmerica Financial Life Insurance and Annuity Company from 1989 to 2002; Chairman of the Board and Trustee of Allmerica Investment Trust from 1989 to 2002; and Chairman of the Board and Trustee of Allmerica Securities Trust from 1989 to 2002. Mr. O'Brien is also a director of ABIOMED, Inc., Cabot Corporation and LKQ Corporation.

Willow B. Shire, 56
Director since 1995
Chairperson of the Corporate Governance Committee and member of the Executive Compensation Committee

Ms. Shire has been an executive consultant with Orchard Consulting Group since 1994. She was previously employed by Digital Equipment Corporation, holding various positions including Vice President and Officer, Health Industries Business Unit.


Class III Directors — Terms Expire 2006


David A. Brandon, 51
Director since 2001
Member of the Audit and Finance Committees

Mr. Brandon has been the Chairman of the Board and Chief Executive Officer of Domino's, Inc. and its operating subsidiary, Domino's Pizza LLC, a business engaged in the franchising and operations of Domino's Pizza delivery stores worldwide, since 1999. From 1979 to 1998, Mr. Brandon was employed by Valassis Communications, Inc., a sales promotion company, serving as its President and Chief Executive Officer from 1989 to 1998 and Chairman of the Board from 1997 to 1998. Mr. Brandon is also a director of Burger King Corporation and Kaydon Corporation.

Bernard Cammarata, 64
Director since 1989
Chairman of the Board and Chairman of the Executive Committee

Mr. Cammarata has been Chairman of the Board of TJX since 1999 and was Chief Executive Officer from 1989 to 2000. Mr. Cammarata led TJX and its former TJX subsidiary and T.J. Maxx Division since the business was organized in 1976 until 2000 including serving as President of TJX, Chairman and President of TJX's T.J. Maxx Division, Chairman of The Marmaxx Group and President and Chief

Executive Officer of our former TJX subsidiary. Mr. Cammarata is also a director of Heritage Property Investment Trust, Inc.

Robert F. Shapiro, 69
Director since 1974
Member of the Executive, Executive Compensation and Corporate Governance Committees

Mr. Shapiro has been a Partner of Klingenstein Fields & Co., L.L.C., an investment advisory business, since 1997. Mr. Shapiro was President of RFS & Associates, Inc., an investment and consulting firm, from 1988 to 2004. He was formerly Co-Chairman of Wertheim Schroder & Co. Incorporated, investment bankers, and President of Wertheim & Co., Inc. Mr. Shapiro is also a director of The Burnham Fund, Inc. and Genaera Corporation. He is a past Chairman of the Securities Industry Association.

Fletcher H. Wiley, 61
Director since 1990
Chairman of the Audit Committee and member of the Corporate Governance Committee

Mr. Wiley has been a principal in, and the Executive Vice President and General Counsel of, PRWT Services, Inc., a technology-oriented products and services firm, since 1996. Since 2003, Mr. Wiley has been counsel to the law firm Bingham McCutchen LLP. From 1997 to 2002, Mr. Wiley was of counsel to the law firm Schnader Harrison Goldstein & Manello, and its predecessor firm Goldstein & Manello. Previously Mr. Wiley was a partner of Goldstein & Manello and of the law firm Fitch, Wiley, Richlin & Tourse, P.C. and its predecessor firm. Mr. Wiley is also a director of Boston Acoustics Inc.

Corporate Governance

Attendance.   During fiscal 2004, each director attended at least 75% of all meetings of the Board and committees of which he or she is a member.

Board Independence.   Our board has determined that eight directors of our eleven-member Board, David Brandon, Gary Crittenden, Gail Deegan, Dennis Hightower, John O'Brien, Robert Shapiro, Willow Shire and Fletcher Wiley, are independent. Our other three directors, Bernard Cammarata, Edmond English and Richard Lesser, are employed by TJX. Our Corporate Governance Principles provide that at least two-thirds of the members of our Board will be independent directors. The Board of Directors annually determines whether or not each director is independent by determining whether or not each director has any direct or indirect material relationship with TJX. To assist in determining director independence, the Board of Directors has adopted the following standards, which are more rigorous than the requirements of the New York Stock Exchange, providing that an independent director:

- does not receive, and has not received in the previous five years, and has no immediate family members who receive or have received in the previous five years, more than $100,000 per year in direct compensation from TJX, other than director and committee fees and pension or other forms of deferred compensation for prior service that is not contingent in any way on continued service;

- has not been employed by TJX in the previous five years and has no immediate family members who have been employed by TJX as an officer in the previous five years;

- is not, and in the previous five years has not been, affiliated with or employed in a professional capacity by a present or former external or internal auditor of TJX, and has no immediate family members who have been affiliated with or employed in a professional capacity by a present or former auditor of TJX in the previous five years;

- is not, and in the previous five years has not been, and has no immediate family members who are or have been, employed by a company for which an executive officer of TJX serves on the compensation committee of such company;

- is not an executive officer or an employee, and has no immediate family member who is an executive officer, of another company that accounts for the greater of $1,000,000 or 2% of TJX's consolidated gross revenues or for which TJX accounts for the greater of $1,000,000 or 2% of such other company's consolidated gross revenues in any of the previous five years; and

- is not serving as an officer, director or trustee of a charitable organization to which TJX's annual contributions to the organization (excluding matching contributions) exceed $50,000 per year during the prior year.

Integrity has been a core tenet of TJX since its inception. We seek to perform with the highest standards of ethical conduct and in compliance with all laws and regulations that relate to our businesses. We have had long-standing corporate governance principles, a Code of Conduct for our associates, a Code of Ethics for TJX Executives, written charters for our Board committees, and a recently adopted Code of Business Conduct and Ethics for Directors. The current versions of these documents and other items relating to the governance of TJX can be found at *www.tjx.com*.

Board Expertise and Diversity. Our directors possess a wide range of talents and experience. Our Corporate Governance Committee recommends proposed nominees to the Board who have demonstrated ability, judgment and high personal and professional integrity and who have the business and/or professional skills, knowledge and experience necessary, in conjunction with our other directors, to serve the best interests of our stockholders effectively. Our Board reflects a range of talents, ages, skills, diversity, and expertise to provide sound and prudent guidance with respect to the operations and interests of TJX. All of our directors are financially literate, and four members of our Audit Committee are audit committee financial experts.

Board Meetings. The Board of Directors met seven times during fiscal 2004. At each regular Board meeting, the independent directors meet separately.

Chairman; Lead Director. The Chairman of the Board of Directors is elected annually from among the directors by the Board. Because our Chairman, Mr. Cammarata, is not an independent director, under our Corporate Governance Principles our independent directors have elected John F. O'Brien as Lead Director. As Lead Director, Mr. O'Brien meets at least quarterly with our Chief Executive Officer and with senior officers as necessary, attends quarterly management business review meetings, schedules and chairs meetings of the independent directors and of the non-management directors, serves as a member of each Board committee and undertakes other responsibilities designated by the independent directors.

Board Committees. During fiscal 2004, the Board of Directors had five committees: Audit, Corporate Governance, Executive, Executive Compensation and Finance.

All members of the Audit, Corporate Governance and Executive Compensation Committees are independent directors. While each committee has designated responsibilities, the committees act on behalf of the entire Board. The committees regularly report on their activities to the entire Board.

The table below provides information about the membership for each of the Board's committees and the number of meetings held in fiscal 2004.

Name	Audit	Corporate Governance	Executive	Executive Compensation	Finance
David Brandon	X				X
Bernard Cammarata			X*		
Gary L. Crittenden					X*
Gail Deegan	X				X
Edmond J. English			X		X
Dennis F. Hightower	X			X*	
Richard G. Lesser					
John F. O'Brien	X	X	X	X	X
Robert F. Shapiro		X	X	X	
Willow B. Shire		X*		X	
Fletcher H. Wiley	X*	X			
Fiscal 2004 Meetings	11	5	1	6	3

* Chair

Audit Committee. The Audit Committee is responsible for the annual appointment of the independent auditor and oversight of the financial reporting process. Specifically, the Audit Committee's responsibilities include:

- reviewing with management, internal auditors and the independent auditors TJX's quarterly and annual financial statements including the accounting principles and procedures applied in their preparation and any changes in accounting policies;

- monitoring TJX's system of internal financial controls and accounting practices;

- overseeing the internal and external audit process, including the scope and implementation of the annual audit;

- reviewing matters relating to compliance with our policies and applicable laws and regulations;

- selecting or terminating the independent auditors, approving their compensation and evaluating the performance of the independent auditors, including the lead audit and reviewing partners;

- establishing and maintaining procedures for receipt, retention and treatment of complaints, including the confidential and anonymous submission of complaints by employees, regarding accounting or auditing matters;

- pre-approving all work by the independent auditors; and

- reviewing other matters as the Board deems appropriate.

The charter of the Audit Committee is included as Exhibit A to this proxy statement.

Executive Compensation Committee. The Executive Compensation Committee, or ECC, is responsible for overseeing executive compensation and benefits. Specifically, the ECC's responsibilities include:

- approving the compensation of TJX's executive officers and members of senior management, including awards of stock options, bonuses and other incentives;

- determining the performance goals and performance criteria under TJX's incentive plans;

- approving the terms of employment of the executive officers of TJX; and

- administering a number of TJX incentive plans, including our stock-based plans.

Corporate Governance Committee. The Corporate Governance Committee is responsible for recommending nominees for directors to the Board and for TJX's corporate governance practices. The Corporate Governance Committee's responsibilities include:

- recommending director nominees to the Board;

- developing and reviewing corporate governance principles;

- reviewing practices and policies with respect to directors, including retirement policies, the size of the Board and the meeting frequency of the Board, and reviewing the functions, duties and composition of the committees of the Board;

- recommending processes for the annual evaluations of the performance of the Board, the Chairman, the Lead Director, and each committee and its chair;

- establishing performance objectives for the Chief Executive Officer and annually evaluating the performance of the Chief Executive Officer against such objectives; and

- overseeing the maintenance and presentation to the Board of management's plans for succession to senior management positions.

The Corporate Governance Committee recommends to the Board individuals as director nominees who, in the opinion of the Corporate Governance Committee, have high personal and professional integrity, who have demonstrated ability and judgment and who will be effective, in conjunction with the other nominees to and members of the Board, in collectively serving the long-term best interests of the shareholders. The Corporate Governance Committee's process for identifying and evaluating candidates, including candidates recommended by shareholders, includes actively seeking to identify qualified individuals by reviewing lists of possible candidates, such as chief executive officers of public companies or leaders of technology, finance or other industries, considering proposals from a number of sources, such as the Board of Directors, management, employees, stockholders and industry contacts and engaging an outside search firm. The Corporate Governance Committee has adopted a policy with respect to submission by shareholders of candidates for director nominees which is available at our website, *www.tjx.com.* Any shareholder may submit in writing one candidate for consideration for each shareholder meeting at which directors are to be elected by not later than the 120th calendar day before the first anniversary of the date that TJX released its proxy statement to shareholders in connection with the previous year's annual meeting. Recommendations should be sent to the Secretary of TJX, c/o The Office of the Secretary of The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts 01701. The recommendation must include specified information about and consents and agreements of the candidate. There are no differences in the manner in which the Corporate Governance Committee evaluates candidates for directors based on whether an individual is recommended by a shareholder or otherwise. The Corporate Governance Committee will determine whether to interview any candidates and may seek additional information about candidates from third-party sources. There are no current nominees for election as a director at this meeting who are being nominated for the first time.

Executive Committee. The Executive Committee meets at such times as it determines to be appropriate and has the authority to act for the Board of Directors on specified matters during the intervals between meetings of the Board. The Executive Committee held one meeting during fiscal 2004.

Finance Committee. The Finance Committee is responsible for reviewing and making recommendations to the Board relating to TJX's financial activities and condition. The Finance Committee's responsibilities include:

- reviewing and making recommendations to the Board with respect to financing plans and strategies, financial condition, capital structure, tax strategies, liabilities and payments, dividends, stock repurchase programs and insurance programs of TJX and its subsidiaries;

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- approving TJX's cash investment policies, foreign currency exchange policies and capital investment criteria, and agreements for borrowing by TJX and its subsidiaries from banks and other financial institutions; and

- reviewing investment policies, performance and actuarial status of TJX's pension and other retirement benefit plans.

Limits on Board Memberships.   No director shall be nominated who has attained the age of 71 prior to or on the date of his or her election or reelection. Directors with full-time jobs should not serve on more than three boards of public companies in addition to our Board, and no director should serve on more than five boards of public companies in addition to our Board. Members of the Audit Committee should not serve on more than two audit committees of other companies. When a director's principal occupation or business association changes during his or her tenure as a director, that director is required to tender his or her resignation from the Board. The Corporate Governance Committee will recommend to the Board any action to be taken with respect to the resignation.

Code of Conduct.   We have a Code of Conduct for our associates so that our business is conducted with integrity. Our Code of Conduct covers professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as adherence to laws and regulations applicable to the conduct of our business. Information concerning our Code of Conduct is available on our website at *www.tjx.com.*

Code of Ethics for TJX Executives.   We have a Code of Ethics for TJX Executives governing our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior operating, financial and legal executives. The Code of Ethics for TJX Executives is designed to ensure integrity in our financial reports and public disclosures. A copy of this Code of Ethics for TJX Executives is published on our website at *www.tjx.com.* We intend to disclose future amendments to, or waivers from, if any, the Code of Ethics for TJX Executives on our website within five business days following the date of such amendment or waiver.

Code of Business Conduct and Ethics for Directors.   We also have a Code of Conduct and Business Ethics for our directors that promotes honest and ethical conduct, compliance with applicable laws, rules and regulations and the avoidance of conflicts of interest. Information concerning our Code of Business Conduct and Ethics for Directors is available on our website at *www.tjx.com.*

Communications with the Board.   Shareholders can communicate directly with the Board of Directors by writing to: Board of Directors, c/o Secretary, The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts 01701. The Secretary will forward such communications to the Board at or prior to the next meeting of the Board. Shareholders wishing to communicate only with the independent directors can address their communications to "Independent Directors, c/o Corporate Governance Committee" at the same address as above. These communications will be handled by the chair of the Corporate Governance Committee and will be forwarded to the independent directors.

Policy Relating to Attendance at Annual Meeting.   TJX has a regularly scheduled Board of Directors meeting that follows the annual stockholders' meeting, and it is our policy that all directors who are available to attend the Board of Directors meeting are expected to attend the stockholders' meeting that precedes it. In 2003, all eleven individuals who were nominees at the annual meeting or whose terms extended past the annual meeting were present at the stockholders' meeting.

Audit Committee Report

We operate in accordance with a written charter adopted by the Board of Directors and reviewed annually by our committee. We are responsible for overseeing the quality and integrity of TJX's accounting, auditing and financial reporting practices. Our Audit Committee is composed solely of members who are independent, as defined by the New York Stock Exchange. Further, four of our members (Ms. Deegan and Messrs. Brandon, Hightower and O'Brien) are audit committee financial experts as defined by the SEC.

The Audit Committee met eleven times during fiscal 2004, including four meetings held with TJX's Chief Financial Officer, corporate controller and PricewaterhouseCoopers LLP, our independent auditors, prior to the public release of TJX's quarterly and annual earnings announcements in order to discuss the financial information contained in the announcements.

We took numerous actions in order to discharge our oversight responsibility with respect to the audit process. We received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and discussed with the auditors their independence. We discussed with management, the internal auditors and the independent auditors TJX's internal controls and the internal audit function's organization, responsibilities, budget and staffing. We reviewed with both the independent and internal auditors their audit plans, audit scope and identification of audit risks.

We discussed and reviewed with the independent auditors communications required by generally accepted auditing standards, as described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. We also discussed the results of the internal audit examinations.

The aggregate fees that we paid for professional services rendered by PricewaterhouseCoopers LLP for the years ended January 31, 2004 and January 25, 2003 were:

In thousands	2004	2003
Audit	$2,158	$1,538
Audit Related	706	117
Tax	750	2,589
All other	—	891
Total	$3,614	$5,135

- Audit fees were for professional services rendered for the audits of the TJX consolidated financial statements and statutory and subsidiary audits, issuance of comfort letters, consents, income tax provision procedures, and assistance with review of documents filed with the SEC.

- Audit Related fees were for services related to consultations concerning financial accounting and reporting standards, advisory services related to internal control, employee benefit plan audits and business review of acquisition candidates.

- Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund; and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans, and requests for rulings or technical advice from tax authorities.

- All other fees were for services rendered primarily for assistance with implementation of a transportation management system and contract programming.

The Audit Committee preapproves all audit services and all permitted non-audit services by the independent public accountant including engagement fees and terms. We have delegated the authority to take such action between meetings to the Audit Committee chairman, who reports the decisions made to the full Audit Committee at its next scheduled meeting.

Our policies prohibit TJX from engaging the independent auditors to provide any services relating to bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing, any management function, legal services or expert services not related to the audit, broker-dealer, investment adviser, or investment banking services or human resource consulting. In addition, we evaluate whether TJX's use of the independent auditors for permitted non-audit services is compatible with maintaining the independence of the independent auditors.

We concluded that the auditors' provision of non-audit services, which were approved in advance by the Committee, was compatible with their independence.

We reviewed the audited financial statements of TJX as of and for the fiscal year ended January 31, 2004 with management and the independent auditors. Management has the responsibility for the preparation of TJX's financial statements, and the independent auditors have the responsibility for the examination of those statements.

Based on these reviews and discussions with management and the independent auditors, we recommended to the Board that TJX's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2004 for filing with the Securities and Exchange Commission. We also have selected PricewaterhouseCoopers LLP as the independent auditors for fiscal 2005.


Audit Committee

Fletcher H. Wiley, Chairman
David Brandon
Gail Deegan
Dennis F. Hightower
John F. O'Brien, *ex-officio*


Compensation of Directors

For fiscal 2004, non-employee directors received an annual retainer of $30,000 and fees of $1,250 per meeting for attendance at Board meetings and $1,000 per meeting for attendance at committee meetings (other than the Executive Committee). For fiscal 2005, the annual retainer is $35,000, the fee for each Board meeting attended is $1,500, and the fee for each Committee meeting attended is $1,250. Directors are not paid fees for attendance at Board and committee meetings that are short in duration. Committee chairs also receive an annual fee of $7,500. Mr. O'Brien was paid an annual retainer of $100,000, for his services as Lead Director for fiscal 2004 including his attendance at committee meetings; his annual retainer will be $105,000 for fiscal 2005. Directors may participate in our General Deferred Compensation Plan.

Under our shareholder-approved Stock Incentive Plan, we credit the account of each director who is not a current or former employee of TJX with deferred shares representing $30,000 of common stock each year. We will distribute shares of common stock in satisfaction of the deferred awards when the director leaves the Board.

Under the Stock Incentive Plan, each non-employee director receives annual stock option grants in the amount determined by the ECC (12,000 shares each in fiscal 2004) at fair market value on the date of grant. Each option expires after ten years and becomes fully exercisable after one year. If a director dies or otherwise ceases to be a director prior to the date the option becomes exercisable, the option immediately expires. Vested options remain exercisable for varying periods of up to five years following termination of service as a director. In some circumstances, options continue to vest during the exercise period following retirement. Unvested options will become immediately exercisable prior to, and will terminate upon the consummation of, various corporate transactions.

Beneficial Ownership

It is our policy that at the time of his or her election, a director must own at least $10,000 of TJX common stock. Over time, a director must increase his or her stock ownership to hold shares of TJX common stock (or their equivalent) equal to at least $100,000 (including awards under the Deferred Stock Program for Non-Employee Directors under our Stock Incentive Plan). The following table shows as of March 31, 2004 the number of shares of TJX common stock beneficially owned by each director, nominee and executive officer named in the Summary Compensation Table and by all directors, nominees and executive officers as a group.

Name	Number of Shares(1)(2)	Percentage of Outstanding Common Stock
Arnold S. Barron	199,499	—
David Brandon	31,000	—
Bernard Cammarata	2,840,072(3)(4)	0.6%
Donald G. Campbell	520,520(4)	0.1%
Gary L. Crittenden	33,000	—
Gail Deegan	30,000	—
Edmond J. English	1,199,631	0.2%
Dennis F. Hightower	13,000(4)	—
Richard G. Lesser	742,500	0.1%
Peter A. Maich	650,250	0.1%
Carol Meyrowitz	387,500	0.1%
John F. O'Brien	76,000	—
Robert F. Shapiro	105,000	—
Willow B. Shire	59,000	—
Fletcher H. Wiley	59,200	—
All Directors, Nominees and Executive Officers as a group (17 persons)	7,239,506	1.5%

(1) All directors and officers have sole voting and investment power except as indicated below. The number of shares (a) includes shares of common stock that each of the following persons had the right to acquire on March 31, 2004 or within sixty (60) days thereafter through the exercise of options as follows: Mr. Barron (161,999), Mr. Brandon (24,000), Mr. Cammarata (1,900,000), Mr. Campbell (375,000), Mr. Crittenden (32,000), Ms. Deegan (24,000), Mr. English (566,666), Mr. Hightower (12,000), Mr. Lesser (737,500), Mr. Maich (594,000), Ms. Meyrowitz (275,000), Mr. O'Brien (60,000), Mr. Shapiro (24,000), Ms. Shire (52,000), Mr. Wiley (48,000) and all directors, nominees and executive officers as a group (5,029,499) and (b) excludes vested deferred shares payable in shares upon leaving the Board as follows: Mr. Brandon (2,085), Mr. Crittenden (3,689), Ms. Deegan (2,687), Mr. Hightower (7,322), Mr. O'Brien (7,122), Mr. Shapiro (14,255), Ms. Shire (7,806), and Mr. Wiley (13,752).

(2) Includes shares subject to forfeiture restrictions: Mr. Barron (37,500), Mr. Campbell (46,668), Mr. English (500,000), Mr. Maich (56,250), Ms. Meyrowitz (112,500), and all directors, nominees and executive officers as a group (902,918).

(3) Excludes 1,608 shares owned by Mr. Cammarata's wife, as to which Mr. Cammarata disclaims beneficial ownership, and includes 142,722 shares owned by a trust of which Mr. Cammarata is sole trustee.

(4) Includes shares owned by a charitable foundation of which the individual is a trustee or officer: Mr. Cammarata (202,464), Mr. Campbell (10,000), and Mr. Hightower (1,000).

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As of March 31, 2004, based on information filed with the Securities and Exchange Commission, the persons known to us to beneficially own five percent or more of our outstanding voting stock are as follows:

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class Outstanding
Capital Research & Management Co. .... 333 South Hope Street Los Angeles, CA 90071	35,945,000(1)	7.2%
Putnam LLC .... One Post Office Square Boston, MA 02109	27,702,799(2)	5.6%
Ruane, Cunniff & Co., Inc. .... 767 Fifth Avenue New York, NY 10153-4798	40,895,871(3)	8.2%
Wellington Management Company, LLP........................ 75 State Street Boston, MA 02109	27,415,500(4)	5.5%

(1) Reflects no sole or shared voting power and sole dispositive power.

(2) Based on a filing by Putnam, LLC on behalf of itself and Marsh & McLennan Companies, Inc., Putnam Investment Management, LLC and The Putnam Advisory Company, LLC. Securities included in this table as being beneficially owned by Putnam LLC consist of securities beneficially owned by its wholly-owned subsidiaries which are registered investment advisers, Putnam Investment Management, LLC and The Putnam Advisory Company, LLC. Reflects no sole voting power, shared voting power with respect to 3,177,623 shares, and shared dispositive power with respect to all of the shares.

(3) Reflects sole voting power with respect to 22,394,288 shares, no shared voting power, and sole dispositive power with respect to all of the shares.

(4) Reflects no sole voting power, shared voting power with respect to 9,298,300 shares, and shared dispositive power with respect to all of the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file reports of holdings and transactions in TJX common stock with the Securities and Exchange Commission and the New York Stock Exchange. Under regulations adopted under the Sarbanes-Oxley Act of 2002, most transactions are reportable within two business days. To facilitate compliance, we have undertaken the responsibility to prepare and file these reports on behalf of our officers and directors. Based on our records and other information, all reports were timely filed, except one late report was filed for Ms. Shire regarding shares held in a trust for which Ms. Shire was a trustee.

EXECUTIVE COMPENSATION

Executive Compensation Committee Report

The Executive Compensation Committee of the Board of Directors, or ECC, administers our executive compensation programs. The ECC is responsible for approving compensation paid to our Chief Executive Officer and other executive officers and approving or reviewing compensation paid to other key associates. Each member of the ECC is a non-employee director and meets the independence standards adopted by the Board of Directors in compliance with New York Stock Exchange listing standards. The ECC operates under the terms of a written charter which is reviewed by the members of the committee annually.

Compensation Philosophy

We have designed our compensation program based on the philosophy that all of our associates are important to our success, with our executive officers and senior executives setting the direction of our business and having overall responsibility for our results. Like other retailers, we operate in a highly competitive and challenging economic environment. Accordingly, we have adopted a total compensation approach to accomplish several goals:

- attract and retain very talented individuals,

- reward achievement of business objectives and financial goals, and

- enhance shareholder value by achieving our short-term and long-term strategic objectives.

The ECC implements this compensation philosophy for our executives by providing:

- base salaries that are competitive with salaries paid by peer companies,

- short-term incentive programs tied to defined financial measures that our executives can influence, and

- longer-term incentives designed to encourage strategic planning and execution.

The ECC uses the services of outside compensation consultants selected and hired by the ECC to assist it in designing a total compensation program competitive with those offered by other peer group companies. The ECC sets base salary and annual bonus targets at approximately the median level of salary and bonus of a group of peer companies, which include some of the companies included in the Dow Jones Apparel Retailers Index, as well as some other retail companies. In addition, the outside compensation consultants review the compensation of these peer companies and use this information to assist the ECC with establishing a competitive long-term compensation strategy.

During fiscal 2004, most of our executive officers served under multi-year employment agreements negotiated on an arm's-length basis with the ECC that provided minimum terms of compensation. During fiscal 2004, Mr. English entered into a new multi-year employment agreement negotiated on an arm's-length basis with the ECC and the independent Directors of the Board. In negotiating and approving the agreement, the ECC and the independent directors considered the performance and contributions of Mr. English to TJX, the performance of TJX and shareholder value, Mr. English's prior compensation and equity incentives, the advice of independent compensation consultants and peer company compensation information. In reviewing Mr. English's performance in fiscal 2004, the Corporate Governance Committee concluded that Mr. English had led TJX to consistent, steady growth, while maintaining financial strength and achieving excellent returns for our shareholders, continued to enhance our established chains while building our new concepts for future growth and continued to build a culture of integrity.

Base Salary

The ECC considers advice of independent consultants, peer data and contractual obligations discussed above as well as individual performance when approving annual base salaries for executive officers. The

ECC considers individual performance based on the achievement of corporate or divisional operating goals and subjective criteria, the evaluation of the performance of the Chief Executive Officer by the Corporate Governance Committee and the Chief Executive Officer's evaluation of the other executive officers. No specific weight is assigned to any particular factor. In fiscal 2004, the ECC set Mr. English's base salary at $1,200,000.

Short-Term Incentives

Our Management Incentive Plan is designed to encourage key associates and managers, including executive officers, to achieve annual pre-tax income goals by paying bonuses based on achievement of these goals. The ECC approves these annual goals early in each fiscal year. The ECC also approves bonus targets for participants in the plan, including executives, based on their responsibilities and the input from the outside compensation consultants described above. If our performance exceeds the annual goals, participants can earn up to two times their bonus target based on performance above goals. If performance does not meet the annual goals, the participants will either not receive any bonuses or will receive reduced bonuses, based on the percentage of the annual goals achieved. The ECC set Mr. English's bonus target at 75% of his salary for fiscal 2004. In accordance with the Management Incentive Plan, Mr. English's fiscal 2004 bonus payment was 73% of salary.

Long-Term Incentives

The long-term compensation program for senior management includes performance awards granted under the Long Range Performance Incentive Plan and stock options granted under the Stock Incentive Plan.

The Long Range Performance Incentive Plan is designed to:

• reward executives for achieving long-term pre-tax income goals over a three-year period,

• provide retention incentives for executives, and

• tie a significant portion of an executive's total compensation to our long-term performance.

Under the plan, performance awards are paid to participants, including executive officers, if company-wide or divisional three-year, pre-tax income targets set by the ECC are met. If the targets are not met, TJX either does not pay any performance award or pays a reduced performance award, based on the percentage of the performance targets realized. The maximum performance awards are 150% of the target performance awards for pre-tax income exceeding target goals. Based on a performance award target of 60% of salary earlier set by the ECC, TJX's pre-tax income for the fiscal 2002-2004 period and the terms of the plan, Mr. English earned a performance award equal to 80% of his target award with respect to performance for the three-year period.

Stock incentives for our executive officers and key associates are part of our long-term incentive program and link the enhancement of shareholder value directly to their total compensation. The ECC awards both stock options and restricted stock under the Stock Incentive Plan and reviews a number of factors in determining the number and terms of stock options and shares of restricted stock granted to each recipient:

• level of responsibility and past performance,

• total compensation strategy for mix of base salary, short-term incentives and long-term incentives, and other equity incentives granted,

• contractual obligations, and

• economic cost of options granted.

We granted all equity incentives in fiscal 2004 under the Stock Incentive Plan. The exercise price of each stock option granted was equal to the fair market value of our common stock on the date the option was granted. Stock options provide value only when and to the extent that the fair market value of our common stock appreciates. All shares of restricted stock granted were both performance and time-based. During fiscal 2004, we granted Mr. English options to purchase 300,000 shares of common stock and 500,000 shares of performance and time-based restricted stock as required by his employment agreement. The ECC considered the factors described above in providing for these grants of options and restricted stock in Mr. English's employment agreement.

Section 162(m) of the Internal Revenue Code of 1986

In establishing compensation, we take into account the provisions of Section 162(m) of the Internal Revenue Code, which exempts some performance-based compensation from the $1 million deduction limit. However, we may approve compensation that does not qualify for the exemption to attract and retain executives.

Executive Compensation Committee

Dennis F. Hightower, Chairman
John F. O'Brien, *ex-officio*
Robert F. Shapiro
Willow B. Shire

Summary Compensation Table

The following table provides information concerning compensation for our Chief Executive Officer and four other most highly-paid executive officers. All references to options reflect the two-for-one stock split in fiscal 2003.

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards Granted | | Payouts | |
Name and Principal Position(1)	Fiscal Year(2)	Salary	Bonus(3)	Other Annual Compensation (4)	Restricted Stock Awards ($)(5)	Securities Underlying Options	Long-Term Incentive Plan Payouts	All Other Compensation (6)
Edmond J. English	2004	$1,157,693	$847,952	$10,588	$9,400,000	300,000	$477,240	$3,936
President and Chief	2003	$1,000,000	$643,500	$ 9,781	—	300,000	$355,168	$3,936
Executive Officer	2002	$ 934,615	$446,270	$ 9,620	$3,623,750	360,000	$205,178	$5,066
Arnold S. Barron	2004	$ 632,308	$279,274	$10,666	—	125,000	$198,850	$3,936
Sr. Executive Vice	2003	$ 578,270	$193,214	$ 8,294	$ 992,500	125,000	$188,955	$3,936
President, Group President	2002	$ 533,654	$217,211	$ 8,294	—	140,000	$197,680	$5,066
Donald G. Campbell	2004	$ 776,827	$417,257	$10,356	—	225,000	$278,390	$3,936
Sr. Executive Vice	2003	$ 721,923	$309,705	$ 6,235	—	225,000	$266,376	$3,936
President, Chief Administrative and Business Development Officer	2002	$ 684,212	$251,311	$ 6,078	$3,126,000	300,000	$287,249	$5,066
Peter A. Maich	2004	$ 722,404	$317,475	$10,649	—	150,000	$234,643	$3,936
Sr. Executive Vice	2003	$ 664,135	$256,422	$ 6,078	$1,488,750	150,000	$226,016	$3,936
President, Group President	2002	$ 638,558	$211,088	$ 6,000	—	162,000	$243,499	$5,066
Carol Meyrowitz	2004	$ 843,077	$455,114	$ 9,620	—	225,000	$278,390	$3,936
Sr. Executive Vice	2003	$ 767,308	$313,349	$ 9,620	$2,977,500	225,000	$201,552	$3,936
President President, Marmaxx	2002	$ 700,000	$348,233	$ 6,413	—	300,000	$216,900	$5,066

(1) During fiscal 2004, Mr. Barron served as Executive Vice President, Chief Operating Officer of The Marmaxx Group; Mr. Campbell as Executive Vice President-Finance and Chief Financial Officer; Mr. Maich as Executive Vice President, Group Executive; and Ms. Meyrowitz as Executive Vice President, President of The Marmaxx Group.

(2) Fiscal 2004 was a 53-week year.

(3) Bonus consists of amounts paid pursuant to the Management Incentive Plan.

(4) Other Annual Compensation consists of tax reimbursements associated with car allowances.

(5) This column indicates the market value on the date of grant. In fiscal 2004, Mr. English received a performance-based restricted stock award of 500,000 shares that will vest over five years upon achievement of specified performance goals. The aggregate holdings and market value of restricted stock on January 31, 2004 by the named executive officers are: Mr. English (500,000 shares/ $11,495,000), Mr. Barron (37,500 shares/$862,125), Mr. Campbell (66,668 shares/$1,532,697), Mr. Maich (56,250 shares/$1,293,188) and Ms. Meyrowitz (112,500 shares/$2,586,375). Restricted stock generally vests over three to five years after the date of grant based on the passage of time or the achievement of performance goals. Restricted shares also vest on death, disability, change of control and some retirement situations. Regular dividends are paid on restricted stock.

(6) All Other Compensation for each of the named executive officers includes Company contributions to TJX's General Savings/Profit Sharing Plan of $3,000 for calendar years 2003 and 2002 and $2,550 for calendar year 2001, and Company-paid amounts for life insurance in the amount of $936 for calendar years 2003 and 2002 and $2,516 for calendar year 2001.

Option Grants in Fiscal 2004

The following table reports stock option grants awarded between January 26, 2003 and January 31, 2004 to the named executive officers:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)				
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price (Per Share)(1)	Expiration Date	0%		5%		10%
Edmond J. English	300,000	2.4%	$20.140	9/09/13	$0	$	3,799,781	$	9,629,392
Arnold S. Barron	125,000	1.0%	$20.140	9/09/13	$0	$	1,583,242	$	4,012,247
Donald G. Campbell	225,000	1.8%	$20.140	9/09/13	$0	$	2,849,836	$	7,222,044
Peter A. Maich	150,000	1.2%	$20.140	9/09/13	$0	$	1,899,891	$	4,814,696
Carol Meyrowitz	225,000	1.8%	$20.140	9/09/13	$0	$	2,849,836	$	7,222,044
All Optionees(3)	12,453,180	100.0%	$20.196		$0	$	158,169,780	$	400,833,278
All Shareholders(4)	499,181,639				$0		$6,340,183,811		$16,067,270,594
All Optionee Gains as % of All Shareholders Gain . .							2.5%		2.5%

(1) All options were granted with an exercise price equal to the closing price on the New York Stock Exchange on the day of grant. Options vest in equal annual installments over three years, beginning on the first anniversary of the grant date. All options vest upon a change of control.

(2) The dollar amounts under these columns are the result of calculations at 0%, and at the 5% and 10% rates required by the SEC, and therefore are not intended to forecast possible future appreciation of TJX's stock price at the end of ten years.

(3) The All Optionees example assumes the average price per share of all options granted during fiscal 2004 ($20.196) for a ten-year term based on assumed annual stock price appreciation of 0%, 5% and 10%, respectively.

(4) No gain to the optionees is possible without an increase in stock price, which will benefit all shareholders commensurately. The All Shareholders example assumes the same price and ten-year term used in the All Optionees example and is based on the number of shares outstanding on January 31, 2004 of 499,181,639 but does not reflect dividends which may be received during the period shown.

Aggregated Option Exercises in Fiscal 2004 and Fiscal 2004 Year-End Option Values

The following table provides information on option exercises in fiscal 2004 by the named executive officers and the value of such officers' unexercised options as of January 31, 2004:

	Shares Acquired on Exercise (# of Shares)	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Dollar Value of Unexercised In-The-Money Options at Fiscal Year-End(1)	
Name			Exercisable (# of Shares)	Unexercisable (# of Shares)	Exercisable	Unexercisable
Edmond J. English	160,000	$1,640,000	699,998	620,000	$5,328,975	$2,144,800
Arnold S. Barron	129,000	$1,072,613	161,999	254,999	$ 986,151	$ 875,279
Donald G. Campbell	294,000	$2,737,794	375,000	475,000	$2,175,000	$1,663,750
Peter A. Maich	120,000	$1,502,478	594,000	304,000	$5,597,760	$1,039,310
Carol Meyrowitz	55,998	$ 650,977	275,000	475,000	$1,338,500	$1,663,750

(1) The dollar value of unexercised in-the-money options was calculated based on $22.99, the closing price of TJX's common stock as of January 31, 2004, the last day of the fiscal year, less the exercise price of the options.

Long Range Performance Incentive Plan Awards in Fiscal 2004

We have a Long Range Performance Incentive Plan. Each year the ECC sets target awards and cumulative performance goals for the next three consecutive fiscal years under this plan. Cash awards are paid based on the level of achievement of the performance goals for the period. The following table describes the awards granted to the named executive officers under this plan during fiscal 2004. The performance goals for these awards are tied to cumulative pre-tax income for the period.

| | Fiscal Year Performance Period Until Payout | Estimated Future Payouts Under Non-Stock Price-Based Plan | | |
Name		Threshold ($)	Target ($)	Maximum ($)
Edmond J. English	2004-2006	$0	$900,000	$1,350,000
Arnold S. Barron	2004-2006	$0	$285,000	$ 427,500
Donald G. Campbell	2004-2006	$0	$387,500	$ 581,250
Peter A. Maich	2004-2006	$0	$325,000	$ 487,500
Carol Meyrowitz	2004-2006	$0	$420,000	$ 630,000

Retirement Plans

We have a tax-qualified defined benefit plan, or "Retirement Plan," for all eligible employees and a Supplemental Executive Retirement Plan, or "SERP," for some of our key employees, including the named executive officers. The executive officers are also eligible to participate in our Executive Savings Plan, which is a non-qualified deferred compensation plan for selected key employees intended to supplement the savings under our tax-qualified Savings/Profit Sharing Plan. Executive officers who are eligible for the SERP are not entitled to Company credits under the Executive Savings Plan. Benefits payable under the SERP are reduced by benefits received under the Retirement Plan, primary Social Security benefits, and benefits associated with Company contributions under the Savings/Profit Sharing Plan. The following table shows the estimated annual retirement benefit payable on a straight life annuity basis at normal retirement (age 65) for all employees eligible for SERP benefits.

| Average Annual Earnings(1) | Estimated Annual Retirement Benefits for Years of Service Indicated(2) | | |
	10 Years	15 Years	20 Years or More
$ 100,000	$ 25,000	$ 37,500	$ 50,000
150,000	37,500	56,250	75,000
200,000	50,000	75,000	100,000
300,000	75,000	112,500	150,000
400,000	100,000	150,000	200,000
500,000	125,000	187,500	250,000
600,000	150,000	225,000	300,000
800,000	200,000	300,000	400,000
1,000,000	250,000	375,000	500,000
1,200,000	300,000	450,000	600,000
1,400,000	350,000	525,000	700,000
1,600,000	400,000	600,000	800,000

(1) Average Annual Earnings includes salary and short-term bonuses and is based on the highest compensation during five of the last ten years of employment.

(2) As of January 31, 2004, the years of service for the following executive officers under SERP are as follows: Mr. English, 21 years; Mr. Barron, 24 years; Mr. Campbell, 30 years; Mr. Maich, 19 years; and Ms. Meyrowitz, 18 years.

Employment Agreements

Under Mr. English's employment agreement, he serves as President and Chief Executive Officer of TJX until the annual stockholder meeting in 2008. Mr. English has agreed to a two-year non-competition period following termination of employment at the end of the contract term or following voluntary termination of employment. Under his agreement, Mr. English is to receive a base salary of not less than $1,200,000, specified minimum annual awards under the Management Incentive Plan and Long Range Performance Incentive Plan as well as stock option grants at a level of not less than 300,000 options annually. Mr. English also received in fiscal 2004 a performance-based restricted stock award for 500,000 shares, reflected in his agreement. Under the agreement, Mr. English is fully vested in his accrued SERP benefit, adjusted to provide an additional early retirement subsidy, and he is entitled to participate in other executive benefit programs. If the employment period ends prior to the end of its term for specified reasons, Mr. English would receive base salary, specified incentive payments and specified benefits for three years or, if less, the balance of the contract period, but not for less than twelve months, with any salary continuation after twelve months subject to reduction for other employment earnings. If Mr. English is not offered service in a capacity agreeable to him and on mutually satisfactory terms following the expiration of the agreement, he would be entitled to continuation of base salary and specified benefits for one year. In the event of a change of control, Mr. English would be entitled to receive his maximum Long Range Performance Incentive Plan award under any award cycles not yet completed, plus his target award and a prorated award for Management Incentive Plan for the year of the change of control. Also, Mr. English would no longer be subject to non-competition undertakings. If Mr. English's employment were to terminate for various reasons within 24 months following a change of control, instead of the severance benefits described above, Mr. English would be entitled to a payment equal to two times salary plus the present value of SERP benefits. For up to two years following termination, TJX would also be obligated to provide continued benefits. We would also be obligated to pay Mr. English a tax gross up payment in respect of certain taxes incurred in connection with the change of control and would be obligated to pay all legal fees and expenses reasonably incurred by Mr. English in seeking enforcement of contractual rights following a change of control.

Mr. Campbell and Ms. Meyrowitz have employment agreements with TJX providing for minimum base salaries and participation in specified benefit programs, including the Management Incentive Plan and the Long Range Performance Incentive Plan. The agreements include a two-year non-competition undertaking following voluntary termination of employment. If TJX were to terminate the executive's employment other than for cause, and in certain other cases, the executive would be entitled to continuation of base salary for up to twelve months and specified incentive plan payments. In the event of a change of control, the executive would vest in his or her options and would no longer be subject to non-competition undertakings. (In Ms. Meyrowitz's case, most change of control benefits are provided pursuant to a separate agreement.) If the executive's employment were to terminate for various reasons within 24 months following a change of control, in lieu of the severance benefits described above, the executive would be entitled to receive a payment equal to two times base salary plus the present value of remaining SERP benefits and specified incentive plan payments. For up to two years following termination, TJX would also be obligated to provide continued benefits. We would also be obligated to pay Mr. Campbell and Ms. Meyrowitz a tax gross up payment in respect of certain taxes incurred in connection with the change of control, and we would be obligated to pay all legal fees and expenses reasonably incurred by Mr. Campbell and Ms. Meyrowitz in seeking enforcement of contractual rights following a change of control.

Trust Agreements

We have entered into trust agreements with institutional trustees providing for the payment out of the assets of the trusts of benefits accrued under such of our various benefit plans, employment agreements and other employment arrangements as we specify from time to time. To the extent not already irrevocable, the trusts would become irrevocable upon a change of control of TJX. We may make contributions to the trusts from time to time, and additional funding could be required upon a change of control. To the extent funded, the trusts are to be used, subject to their terms and to the claims of our general creditors in specified circumstances, to make payments under the terms of the benefit plans, employment agreements and other employment arrangements from time to time specified by us.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer or served at our request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TJX, except to the extent Delaware law shall permit broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies designed to substantially strengthen the indemnity rights beyond those provided by TJX's Certificate of Incorporation and by Delaware law.

PERFORMANCE GRAPH

The line graph below compares the cumulative performance of TJX's common stock with the S&P Composite-500 Stock Index and the Dow Jones Apparel Retailers Index as of the date nearest the end of TJX's fiscal year for which index data is readily available for each year in the five-year period ending January 31, 2004. The graph assumes that $100 was invested on January 29, 1999 in each of TJX's common stock, the S&P Composite-500 Stock Index and the Dow Jones Apparel Retailers Index and that all dividends were reinvested.



PROPOSAL 2

AMENDMENTS TO THE STOCK INCENTIVE PLAN

The Board of Directors believes that equity incentives are important in motivating key associate performance. We have used stock options and other stock-based awards as part of our overall compensation programs for many years. The Board of Directors believes that this contributes to our success by aligning the interests of our key associates and directors with those of stockholders and by enabling us to hire and retain highly-qualified associates and directors. Just over 9 million shares remain available for future awards under our Stock Incentive Plan, referred to as the Incentive Plan. On April 7, 2004, the Board of Directors approved an amended and restated Incentive Plan on the recommendation of the ECC. Amendments increasing the number of shares available for awards under the Incentive Plan, limiting the shares issuable for some types of awards, imposing limits on the vesting of awards other than stock options and stock appreciation rights, or SARs, and extending the term of the Incentive Plan are subject to stockholder approval. We will not be able to continue to grant stock-based awards at competitive levels if the stockholders do not approve this proposal increasing the number of shares issuable under the Incentive Plan.

The Board of Directors believes that the following provisions of the Incentive Plan as amended will promote the interests of stockholders consistent with principles of good corporate governance:

- *Independent Committee.* The Incentive Plan has been and as amended will continue to be administered by the ECC, which is composed entirely of independent directors who meet the current NYSE and the Company's higher standards for independence.

- *Limits on Dilution.* As of April 7, 2004, there were 9,216,649 shares available for future awards under the Incentive Plan, 42,393,453 shares subject to outstanding stock options and 970,418 shares of restricted stock outstanding that have not yet vested. Accordingly, if stockholders approve the addition of 36,000,000 shares to the Incentive Plan, up to 45,216,649 shares, plus any shares subject to outstanding awards that are forfeited, expire without being exercised, or are satisfied without the issuance of our common stock, will be available for future awards. Shares available for future awards will be reduced on a one-for-one basis in the case of awards of stock options or SARs, and on a 2.2-for-one basis in the case of other awards. As of April 7, 2004 we had 496,837,238 shares of common stock outstanding and 16,905,074 shares reserved for issuance under our Zero Coupon Convertible Subordinated Notes. We have an aggressive stock repurchase program and have repurchased 26.8 million shares during fiscal 2004, 79.0 million shares in the past three fiscal years and 170.7 million in the past five fiscal years, significantly more than the number of shares for which we granted awards under the Incentive Plan during those periods.

- *Limits on Certain Awards.* The maximum number of shares that we could issue upon the exercise of stock options that do not qualify as incentive stock options (NSOs) is 45,000,000, and the maximum number of shares that we could issue upon the exercise of incentive stock options (ISOs) is 45,000,000 less the number of shares issued on exercise of NSOs. Less than half of the shares available under the Incentive Plan may be issued as restricted stock. The number of shares subject to each of the stock options or SARs granted to any participant in any three-year period may not exceed 8,000,000.

- *No Discounted Stock Options or SARs.* The Incentive Plan requires that all stock option and SAR awards be made with an exercise or strike price that is not less than the fair market value of the underlying common stock on the date of grant.

- *Limits on Vesting of Restricted Stock.* Restricted Stock and all awards other than stock options and SARs may not vest more rapidly than in one-third installments over three years unless vesting is subject to the attainment of performance goals. A maximum of 3 million shares will not be subject to this limit as well as shares vested upon acceleration for death, disability, retirement or a change of control and awards made to new hires.

- *No Repricing.* The Incentive Plan prohibits, without stockholder approval, any repricing requiring stockholder approval under applicable NYSE rules.

- *Performance-Based Awards.* The Incentive Plan provides for the grant of performance-based awards intended to qualify for the exemption from the deduction limitations of Section 162(m) of the Internal Revenue Code.

- *Maximum Term.* If the amendments are approved by stockholders, no awards will be permitted to be made under the Incentive Plan after June 30, 2009. Under the current Incentive Plan, no awards may be made after April 8, 2007.

Proposed Amendments to the Incentive Plan

Stockholders are being asked to approve the following amendments to the Incentive Plan:

- The amendments authorize an additional 36,000,000 shares to be available for issuance pursuant to the Incentive Plan. For each share of stock issued under a future award that is not a stock option or a SAR, the maximum number of shares remaining available under the Incentive Plan will be reduced by 2.2 shares. For each share of stock issued under a stock option or a SAR, the maximum number of shares remaining available under the Incentive Plan would be reduced by one share.

- Within the aggregate limit on shares available under the Incentive Plan, the number of shares issuable upon the exercise of NSOs is limited to 45,000,000 shares, and the number of shares issuable upon the exercise of ISOs is limited to 45,000,000 shares less the number of shares issued upon the exercise of NSOs. Although the Incentive Plan has permitted and will continue to permit us to grant ISOs, we have not previously done so.

- All awards other than stock options and SARs will be required to provide for vesting not more rapidly than in one-third installments over three years. Vesting that occurs on the attainment of performance goals, awards to new hires, awards that accelerate vesting due to death, disability, retirement or a change of control and up to 3,000,000 shares will not be subject to these restrictions. These restrictions, if approved, would replace similar restrictions (including a maximum limit of 1,600,000 shares to which the existing restrictions do not apply) on restricted stock awards under the Incentive Plan as well as an existing limit of 4,3750,000 on the number of restricted stock or performance awards able to be granted after June 5, 2001.

- The term during which awards can be granted under the Incentive Plan will be extended to June 30, 2009 from April 8, 2007.

The addition of 36,000,000 shares to the Incentive Plan will provide a sufficient number of shares to enable TJX to continue to make awards for several years. The Board recognizes that option grants and other equity incentives, while important to motivate key associates and remain competitive, also represent potential dilution. Our stock repurchase programs have had the effect of significantly reducing the number of shares of our stock outstanding in the market. During the three years ended January 31, 2004, we repurchased 79,045,450 shares of TJX stock. During the same three-year period, we granted awards under the Incentive Plan covering 36,024,927 shares. On April 7, 2004, the closing price of TJX's common stock on the New York Stock Exchange Composite Transactions tape was $25.32.

Summary of the Incentive Plan

The Incentive Plan permits the granting of a variety of stock and stock-based awards. The Incentive Plan is presently administered by the ECC. Only common stock may be issued under the Incentive Plan.

Officers and other key employees of TJX or its subsidiaries who are responsible for or contribute to TJX's management, growth or profitability and who are selected by the ECC are eligible to participate in the Incentive Plan. Non-employee directors of TJX, including directors who are former employees of TJX, are also eligible for awards. As of April 7, 2004, approximately 4,265 persons were eligible to receive awards under the Incentive Plan. The Incentive Plan limits the maximum term of awards to ten years. If the amendments described above are approved, the date after which no additional awards could be made under the Incentive Plan would be extended from April 8, 2007 to June 30, 2009. The total number of shares issuable under the Incentive Plan is not reduced by awards and shares which are forfeited, reacquired by TJX or satisfied by a cash payment or otherwise without any common stock being issued.

Stock Options.   The ECC may grant ISOs and NSOs. Persons who are not employees of TJX or a subsidiary are not eligible to receive grants of ISOs. ISOs are non-transferable except at death; NSOs are non-transferable except at death or as provided by the ECC. The ECC may provide that upon exercise of an option the participant will receive shares free from restrictions or instead will receive shares subject to restrictions or shares deliverable on a deferred basis, as described below. The ECC determines the exercise price of each option, but the exercise price may not be less than 100% of the fair market value of TJX's common stock on the date of the grant of the option.

The ECC determines the term of each option, which under the amended Incentive Plan may not exceed ten years from the date of grant, and the time or times each option may be exercised. The ECC may accelerate the exercisability of options at any time. Options that were exercisable at the time a person's employment is terminated owing to normal retirement, disability or death may be exercised for an extended period of up to five years, unless the option expires earlier pursuant to its terms. If a person's employment is terminated owing to retirement at or after age 60 and the person was employed with TJX for at least 20 years, or at or after age 65 if the person was employed by TJX for at least ten years, his or her options will continue to vest and become exercisable, in general, over a period of five years on the same basis as if the person to whom the option was granted had not retired and will remain exercisable for an extended period, unless the option terminates on an earlier date pursuant to its terms. If death occurs in the last year of the post-retirement or post-disability exercise period, in general, the exercise period will be extended to one year following death. If a person's employment is terminated for any reason other than retirement, disability or death, his or her options that were exercisable at the time employment terminated may be exercised for three months following termination (or such other period of up to three years as the ECC determines at or after the grant date), unless the option terminates on an earlier date pursuant to its terms. If a person's employment is terminated for cause, his or her options cease to be exercisable.

The Incentive Plan provides that except as the Board of Directors may otherwise determine, non-employee directors will be awarded annual grants of NSOs that will vest, in general, one year after the date of grant. To the extent that these options are exercisable when a director leaves the Board of Directors, they will remain exercisable for five years or until the stated term of the option, if earlier. If the director dies, however, holding an option within the last year of the five-year post-retirement period, the exercise period generally will be extended to one year following the director's death.

Holders of options granted under the Incentive Plan may pay the exercise price by certified or bank check or other instrument that the ECC has decided is an acceptable method of payment, or by cashless exercise through a broker. In addition, the ECC may permit holders of options granted under the Incentive Plan to pay the exercise price by delivering shares of unrestricted common stock, valued at their fair market value on the exercise date at an amount equal to the exercise price of the option.

No Option Repricing.   Under the Incentive Plan, any repricing requiring stockholder approval under applicable NYSE rules may not be accomplished without the required stockholder approval.

Individual Limit on Option Awards.   The Incentive Plan limits the number of shares subject to options that can be granted to any participant during any consecutive three-year period commencing after the date of the amendment to 8,000,000 shares.

Stock Appreciation Rights or SARs.   The Incentive Plan authorizes the grant of stock appreciation rights or SARs, either alone or in tandem with options. A SAR gives the holder the right upon exercise to receive cash or stock, as the ECC determines, based on appreciation in the value of the stock over the fair market value of the stock at the time of grant. The Incentive Plan limits the number of shares subject to SARs that can be granted to any participant during any consecutive three-year period commencing after the date of the amendment to 8,000,000 shares. If so requested by an option holder in connection with the exercise of his or her option, the ECC may, in its discretion, also pay the option holder the spread in his or her option rather than requiring that the option holder tender the exercise price and receive the full number of shares subject to the option.

Other Stock-Based Awards.   The ECC may award restricted stock under the Incentive Plan, which are non-transferable shares of common stock subject to restrictions. The ECC may waive any restrictions on restricted stock at any time. Except as provided in the award, if the employment of a participant holding shares of restricted stock is terminated for any reason (including death) prior to the lapse or waiver of the restrictions on his or her restricted stock, we may repurchase the shares for the price paid for the shares, if any, or require the participant to forfeit the shares.

The ECC may also grant unrestricted stock, stock deliverable on a deferred basis, and other awards of, or based on, common stock, subject to such terms and conditions as the ECC may determine. A recipient of any of these awards, including a restricted stock award, will have the rights of a stockholder only as to shares (including restricted shares) actually delivered under the award.

Performance Awards.   The ECC may grant non-transferable performance awards consisting of cash or shares of TJX's common stock or a combination. The ECC determines the conditions to which the performance awards are subject, such as the achievement of specified performance goals over a fixed period of time. The ECC may grant performance awards by themselves or in connection with stock options or other awards under the Incentive Plan.

Under the Incentive Plan, the ECC may not grant performance awards to any participant during any three-year period of more than 8,000,000 shares of common stock. The Incentive Plan also requires that awards intended to qualify for the Section 162(m) exemption be based on attainment of performance goals established by the ECC, which must be based on any one or more of the following performance criteria: sales, revenues, assets, or expenses; earnings, income or margins, before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations and aggregate or per share basis; return on investment, capital, assets, sales or revenues; and stock price. In determining whether a performance goal based on one or more these criteria has been satisfied for any period, any extraordinary item, change in generally accepted accounting principles, or change in law (including regulations) that would affect the determination as to whether such performance goal had been achieved will automatically be disregarded or taken into account, whichever would cause such performance goal to be more likely to be achieved, and to the extent consistent with the Section 162(m) exemption the ECC may provide for other objectively determinable and non-discretionary adjustments. The ECC may reduce or eliminate a performance award (including, without limitation, by restricting vesting under any such award) that would otherwise be deemed to have been earned.

Dividends and Deferrals.   The ECC may require or permit the immediate payment or the waiver, deferral or investment of dividends paid on awards under the Incentive Plan and amounts equal to dividends which would have been paid if shares subject to an award had been outstanding, and may permit participants to make elections to defer the receipt of benefits under the Incentive Plan. The ECC may also provide for the accrual of interest or dividends on amounts deferred under the Incentive Plan on such terms as the ECC may determine.

Adjustments.   The ECC is required to make appropriate adjustments in connection with outstanding awards to reflect stock dividends, stock splits and similar events and extraordinary dividends, distributions or restructurings. The number of shares available under the Incentive Plan and share limits are similarly subject to adjustment. In the event of a merger, liquidation or similar event, the ECC in its discretion may provide for substitution or adjustments or may accelerate or, upon payment or other consideration for the vested portion of any awards as the ECC deems equitable in the circumstances, terminate such awards (subject to the provisions described under "Change of Control" below).

Amendment and Termination.   The Board of Directors may at any time amend or discontinue the Incentive Plan, and the ECC may at any time amend or cancel awards for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under outstanding awards without the holder's consent. The Incentive Plan requires stockholder approval for amendments that would result in a reduction in the exercise price of options or that would jeopardize the qualification of an award intended to qualify (and to continue to qualify) as an incentive stock option or as exempt performance-based compensation under Section 162(m) of the Code.

Change of Control. The Incentive Plan provides that, in the event of a change of control of TJX, unless otherwise expressly provided at the time of grant, all stock options will become immediately exercisable and restrictions and conditions on other awards, including conditions on the vesting of shares and the exchange or conversion of securities for common stock, will automatically be deemed satisfied. In addition, at any time prior to or after a change of control, the ECC may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine to be appropriate.

Federal Tax Effects

The following is a summary of some of the federal income tax consequences of the issuance and receipt of options under the Incentive Plan under current federal tax laws.

ISOs. In general, an optionee realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With some exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a deduction to TJX) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which TJX is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which TJX is not entitled to a deduction.

NSOs. In general, in the case of an NSO, the optionee has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to TJX. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which TJX is not entitled to a deduction.

In general, an ISO that is exercised more than three months after termination of employment (other than termination by reason of death) is treated as an NSO. ISOs are also treated as NSOs to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

In general, Section 162(m) of the Code limits to $1,000,000 the deduction a public corporation may claim for compensation paid in any year to any of its chief executive officer and up to four of its other most highly paid executive officers. Performance-based compensation, including compensation resulting from non-discounted stock options, may qualify for exemption from this limit. Stock options, SARs and performance-based awards under the Incentive Plan are intended to be eligible for the performance-based compensation exemption under Section 162(m).

Under the so-called "golden parachute" provisions of the Code, the vesting or accelerated exercisability of options and other awards in connection with a change of control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards, may be subject to an additional 20% federal tax and may be non-deductible to the corporation.

Incentive Plan Benefits

The ECC has full discretion to determine the number and amount of awards to be granted to employees under the Incentive Plan, subject to the three-year limitation on the total number of awards that may be granted to any employee and other limits under the Incentive Plan. Therefore, the future benefits or amounts that would be received by the executive officers and the groups named in the table below under the Incentive Plan are not determinable at this time. The following table shows the awards that were granted to such executive officers and groups under the Incentive Plan during TJX's 2004 fiscal year.

Name and Position	Restricted Stock Awards (# of shares)	Stock Options (# of shares)
Edmond J. English .... President and Chief Executive Officer	500,000	300,000
Arnold S. Barron .... Sr. Executive Vice President, Group President	—	125,000
Donald G. Campbell .... Sr. Executive Vice President, Chief Administrative and Business Development Officer	—	225,000
Peter A. Maich .... Sr. Executive Vice President, Group President	—	150,000
Carol Meyrowitz .... Sr. Executive Vice President; President, Marmaxx	—	225,000
Executive Group	575,000	1,175,000
Non-Executive Director Group	—	108,000
Non-Executive Officer Employee Group	25,000	11,170,180

Your Board of Directors unanimously recommends a vote FOR the approval of the amendments to the Incentive Plan.

SHAREHOLDER PROPOSAL 1

Proponents' Proposal and Statement in Support. "Whereas, TJX Companies Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111; UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 1

This proposal asks for two things: a code of conduct requiring our vendors and our international facilities to comply with ILO Conventions and UN Norms and independent monitoring of compliance with these standards.

With respect to the first request, we do not own or operate any foreign manufacturing facilities. Our international facilities are retail store operations in Canada, England and Ireland. For the small percentage of our merchandise that we source internationally, we already operate an Import Compliance Program designed to ensure that our buying agents and vendors understand our commitment to compliance with the types of international human rights standards addressed by this proposal.

Our Vendor Code of Conduct, which is posted on our website, sets standards related to the employment practices and working conditions of our vendors. Vendors are required to meet certain workplace standards, including providing their workers with safe and healthy workplaces and complying with applicable laws relating to benefits, working hours and wages. No vendor may produce goods for TJX using child labor, forced labor, prison labor or indentured labor. Our vendors and their factories must respect the rights of their employees, including workers' rights to exercise their lawful rights of association. We do not tolerate human rights abuses, including physical or psychological punishment of workers. Our vendors must compensate workers based on their ability to perform their job, rather than on the basis of gender, race, color, national origin, religious or cultural beliefs.

Our Vendor Code of Conduct and related materials already address the core human rights issues discussed in the proposal. As a result, we feel references to the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights and the ILO Conventions are unnecessary. We also feel that reference to the ILO Conventions would be inapplicable as they set forth extensive and detailed initiatives and rules to be implemented by governmental entities, not companies. Our Vendor Code of Conduct clearly sets forth for vendors and the public those practices which we require and believe are appropriate.

With respect to the second request, we already have independent monitoring of compliance. We have engaged the services of Cal Safety Compliance Corporation, a respected independent third-party inspection company, to conduct factory audits on our behalf. Our buying agents also inspect factories to confirm that our policies are followed. These agents receive training both from TJX staff and from our independent inspection company, which has accompanied agents on factory inspections as a part of this training. Our vendors are informed that if factories do not adhere to our standards, we may cancel orders and terminate our business relationship.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 1.

SHAREHOLDER PROPOSAL 2

Proponents' Proposal and Statement in Support. "Whereas:

Consumers and shareholders continue to be seriously concerned about abusive working conditions and poverty level wages in facilities where products they buy are produced or assembled. Potential reports of suppliers exploiting workers poses a risk to our company's reputation and may generate a consumer backlash.

Nike, Levi Strauss, and J.C. Penny, among others have been effected in the past by shortcomings of their self-monitoring systems. Public concern expressed to companies such as the Gap and Kohl's has prompted these businesses and many others to establish expansive monitoring systems of vendor facilities to assure stakeholders that they are working hard to eliminate sweatshop conditions. For example, the Gap has participated in an independent monitoring process in El Salvador with respected human rights and labor rights institutions for over five years. Numerous companies now have Codes of Conduct augmented by clear independent monitoring systems.

Our company purchases an increasing volume of goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices — 2000")

Although TJX does have an Import Compliance Program and Vendor Code of Conduct, investors have little information on whether it is adequately implemented and monitored. We believe TJX should publicly demonstrate how it enforces its standards and illustrate its use of independent monitoring, as well as detail any partnerships with respected and independent human rights and labor groups.

TJX has made many positive changes to its Import Compliance Program in the last two years. Changes include the publication of the Vendor Code of Conduct on the company website, working with a consultant to conduct audits and including the TJX Code on purchase orders. However, to be credible, we believe the process of monitoring and verification must be more transparent.

Companies such as Kohl's, Nike, Aeon, Hennes & Mauritz and Inditex have issued public reports which address supplier standards and monitoring mechanisms. Given that 10 percent of TJX's business is private label, we believe our company should also be working towards best practices in this segment.

Resolved:

The shareholders request that the board of directors conduct a thorough review and assessment of TJX's Vendor Compliance Program and the implementation of its Vendor Code of Conduct and prepare a report, available to investors by December 2004, produced at reasonable expense and omitting proprietary information, that details the board's findings and any recommendations.

Supporting statement:

We recommend that the report include descriptions of:

• Description of the private label sourcing system.

• Monitoring systems for private label products, including consulting relationships and percent of facilities currently monitored.

• Summary findings and responses by TJX regarding non-compliance in facilities.

• Assessment of policies relating to name brand sourcing.

• Long term goals and challenges relating to product sourcing and human rights.

We believe this request for a report from TJX on this important issue is in the company's and shareholder's best interest."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 2

TJX is fully committed to operating our business in accordance with high standards of business ethics and applicable law. We believe we have performed responsibly and in a manner consistent with those standards. TJX strongly supports efforts to improve international human rights standards.

TJX continues to review and expand our procedures related to compliance of our international vendors on international human rights issues, particularly as these procedures relate to production of our private label products, which represent less than 10% of the products we sell. We have a Vendor Code of Conduct that sets standards for the employment practices and working conditions of these suppliers. We require our international buying agents to visit factories at which we source goods to confirm that our policies are followed. We have engaged the services of Cal Safety Compliance Corporation, a respected independent third-party inspection company, to both train our buying agents and to perform independent factory audits and develop recommendations as to corrective actions by factories as a result of the audits.

We are committed to making information related to our Vendor Compliance Program available to our shareholders and the public. To that end, we have posted on our corporate website information about our Import Compliance Program including our Vendor Code of Conduct as well as information about our Compliance Audit Guidelines and a description of the procedures followed by our buying agents and our third-party auditor. Because we view the specifics of our private label sourcing program to be proprietary, we feel it would be detrimental to TJX to make details relating to that program generally available. However, our Import Compliance Program applies both to the monitoring of our agents as well as the factories which produce our private label products.

Your Board of Directors believes that this proposal 2, if adopted, would only duplicate our existing efforts already underway. In addition, preparation of a formal report would require unnecessary expense and divert management from focusing on TJX's ongoing compliance efforts. We believe that, because TJX's ongoing expansion of our vendor standards addresses the concerns raised by the proposal, adopting the proposal would be duplicative and counterproductive.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 2.

SHAREHOLDER PROPOSAL 3

Proponents' Proposal and Statement in Support. "RESOLVED: That the stockholders request that the Board of Directors take the steps necessary to declassify the election of Directors by insuring that in future Board elections directors are elected annually and not by classes as is now provided. The declassification shall be phased in so that it does not effect the unexpired terms of Directors previously elected.

Supporting Statement

This resolution requests that the Board end the present staggered board system with 1/3 of Directors elected each year and instead ensure that all Directors are elected annually. We believe shareholders should have the opportunity to vote on the performance of the entire board each year.

Increasingly, institutional investors are calling for the end of this system. California's Public Employees Retirement System, New York City pension funds, New York State pension funds and many others including the Council of Institutional Investors, and Institutional Shareholder Services, one of the most influential proxy evaluation services, support this position.

Shareholder resolutions to end this staggered system of voting have received large votes, averaging 62% in 2003, revealing strong investor support for this reform. Numerous companies have demonstrated leadership by changing this practice including Pfizer, Bristol-Myers Squibb, and Dow Jones.

We strongly believe that our company's financial performance is linked to its corporate governance policies and procedures and the level of Board and management accountability they establish.

We do not believe this reform would affect the continuity of Director service since our Directors, like those at an overwhelming majority of companies, are routinely elected with strong shareholder approval.

After listening to investor input, Pfizer changed its staggered board by taking a shareholder vote, which passed with 84%. The Pfizer 2003 proxy statement stated convincingly:

> "The Board of Directors examined the arguments for and against continuation of the classified board, in light of the size and financial strength of the company, listened to the views of a number of its shareholders, and determined that the classified board should be eliminated. The Board believes that all Directors should be equally accountable at all times for the company's performance and that the will of the majority of shareholders should not be impeded by a classified board. The proposed amendment will allow shareholders to review and express their opinions on the performance of all Directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

We believe the Compensation, Nominating, and Audit Committees, as well as the full Board need to be fully and annually accountable to shareowners — another key reason for annually electing Directors.

Please vote yes for this reform."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 3

The Board of Directors, with the assistance of its professional advisors, has given this proposal extensive consideration and has determined that it should not be implemented.

We believe that a classified board promotes enhanced continuity and stability in the Board's business strategies and policies. With a classified board, two-thirds of the directors will have had prior experience and familiarity with TJX's business, which is beneficial for long-term strategic planning. At the same time, our shareholders have an opportunity each year to vote on a third of our directors and to shape the decision-making of the Board accordingly.

We also believe that a classified board can be an important tool for resisting a takeover of TJX on terms that are not advantageous to all shareholders. Absent a classified board, a potential acquirer could gain control of TJX by replacing a majority of the Board with its own slate of nominees at a single annual meeting by a simple plurality of the votes cast, and without paying any premium to TJX's shareholders. A classified board structure enhances the Board's ability to negotiate the best results for shareholders in a takeover situation.

We believe strongly that the benefits of the current classified board structure do not come at the cost of directors' accountability to shareholders. Shareholders have an annual opportunity to express their approval, or disapproval, of the performance of the Board as each class of directors stands for reelection. Furthermore, our directors have fiduciary duties to TJX and its shareholders that do not depend on the length of their term of office.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 3.

VOTING REQUIREMENTS AND PROXIES

The three nominees receiving a plurality of votes properly cast at the meeting will be elected directors. All other matters require the approval of the majority of votes properly cast.

If you vote your shares by mail, telephone or Internet, your shares will be voted in accordance with your directions. If you do not indicate specific choices when you vote by mail, telephone or Internet, your shares will be voted for the election of the three director nominees, for approval of the amendments to the Stock Incentive Plan and against all Shareholder Proposals. The persons named as proxies will also be able to vote your shares at postponed or adjourned meetings. If any nominee should become unavailable, your shares will be voted for another nominee selected by the Board or for only the remaining nominees. Brokers are not permitted to vote your shares with respect to Proposal 2, approval of the Amendments to the Stock Incentive Plan, or Shareholder Proposals 1 through 3 without instructions from you. If your shares are held in the name of a broker or nominee and you do not instruct the broker or nominee how to vote with respect to Proposal 2 or the Shareholder Proposals or if you abstain or withhold authority to vote on any matter, your shares will not be counted as having been voted on that matter and will not affect the outcome of the vote, but will be counted as in attendance at the meeting for purposes of a quorum.

INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP to examine TJX's financial statements for the fiscal year ending January 29, 2005. We expect representatives of PricewaterhouseCoopers LLP to be present at the annual meeting. They will have an opportunity to make a statement at the annual meeting, if they so desire, and to respond to appropriate questions.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

A stockholder who intends to present a proposal at the 2005 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy materials for that meeting must submit the proposal in writing to us so that we receive it no later than December 23, 2004.

A stockholder who intends to present a proposal at the 2005 Annual Meeting of Stockholders but does not wish the proposal to be included in the proxy materials for that meeting must provide notice of the proposal to us not later than March 3, 2005. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Our by-laws describe the requirements for submitting proposals at the Annual Meeting. A stockholder who wishes to nominate a director at the 2005 annual meeting must notify TJX in writing no earlier than February 1, 2005 and no later than March 3, 2005. The notice must be given in the manner and must include the information and representations required by our by-laws.

OTHER MATTERS

At the time of mailing of this proxy, we did not know of any other matter that may come before the Annual Meeting and do not intend to present any other matter. However, if any other matters properly come before the meeting or any adjournment, the persons named as proxies will have discretionary authority to vote the shares represented by the proxies in accordance with their own judgment.

We will bear the cost of solicitation of proxies. We have retained Morrow & Co., Inc. to assist in soliciting proxies by mail, telephone and personal interview for a fee of $7,500, plus expenses. Our officers and employees may also assist in soliciting proxies in those manners.

Charter of the Audit Committee
of the
Board of Directors
of
The TJX Companies, Inc.

I.   *Purpose.*   The purpose of the Audit Committee of The TJX Companies, Inc. is to:

- Appoint and oversee the independent auditor and approve the independent auditor's compensation;

- Assist the Board of Directors in its oversight of (1) the integrity of the Company's financial statements, (2) the adequacy of the Company's system of internal control, (3) the processes for compliance with the Company's Code of Conduct and with legal and regulatory requirements, (4) the independent auditor's qualifications and independence, and (5) the performance of the Company's independent auditor and of the internal audit function; and

- Prepare an audit committee report as required by U.S. Securities and Exchange Commission rules to be included in the Company's annual proxy statement.

II.   *Duties and Responsibilities.*   The duties and responsibilities of the Audit Committee are as follows:

Selection of Independent Auditor.

- Select, retain, and replace, if necessary, the Company's independent auditor, which shall report directly to the Audit Committee.

Oversight of Independent Auditor.

- At least annually review and evaluate the performance of the independent auditor including the lead audit partner, taking into account the opinions of management and the Company's internal auditors. The Committee will assure the regular rotation of the lead partner as required by law, and further consider whether there should be regular rotation of the audit firm itself. The Committee shall present its conclusions with respect to the lead partner of the independent auditor to the full Board of Directors.

- Establish policies and procedures for the pre-approval of audit and non-audit services. Pre-approve all auditing services and all permitted non-audit services by the independent public accountant including engagement fees and terms. The Audit Committee may delegate the authority to take such action between meetings to one or more designated members of the Audit Committee, provided that the decisions made by such member or members are presented to the full Audit Committee at its next scheduled meeting.

- Review, evaluate and discuss a periodic written report from the independent auditor, which report shall be required to disclose all relationships between the independent auditor and the Company, including all matters set forth in Independence Standards Board Standard No. 1; and recommend to the Board of Directors any actions to satisfy the Board of the independent auditor's independence.

- At least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Company. The Committee shall present its conclusions with respect to the independent auditor to the full Board of Directors.

- Establish Company hiring policies for employees or former employees of the independent public accountant in accordance with SEC and NYSE rules.

Oversight of Financial Statements.

- Discuss with management and the independent auditor their judgments about the quality and appropriateness of and any suggested changes in the Company's accounting principles, the reasonableness of significant judgments and estimates, including descriptions of any significant transactions, the effects of alternative generally accepted accounting principles or methods or new accounting or regulatory pronouncements, off-balance sheet structures and regulatory and accounting initiatives and the clarity of disclosures in the financial statements, including the Company's disclosures of critical accounting policies and other disclosures under Management's Discussion and Analysis of Financial Conditions and Results of Operations. Resolve disagreements, if any, between management and the independent auditor regarding financial reporting.

- Receive and review a report from the independent auditor discussing (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

- Discuss guidelines and policies that govern the process by which the CEO and senior management assess and manage the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- Discuss the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies (i.e., discussion of the types of information to be disclosed and the type of presentation to be made);

- Review with management and the independent auditor the annual and quarterly financial statements and Management's Discussion and Analysis of Financial Conditions and Results of Operations to be included in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q before filing with the SEC. Review with management the remaining portions of the Form 10-K and each Form 10-Q, the proxy statement and the Annual Report to Stockholders before filing with the SEC or distribution.

- Discuss the results of the annual audit and quarterly reviews and any other matters required to be communicated to the Audit Committee by the independent auditor under generally accepted auditing standards, including Statement on Auditing Standards No. 61, and review with the independent auditor any audit problems or difficulties and management's response to any problems or difficulties.

- Review pending legal proceedings and other known contingent liabilities that the Committee believes may have a material effect on the financial statements.

Oversight of the Audit Process.

- Evaluate and discuss with the internal auditors and the independent auditor the annual plans for the audit and the internal audit program, including the degree of coordination of the respective plans. Review the audit scope and approach for the independent audit, subsequent changes to the independent audit plan and progress in accomplishing the independent audit plan. Review the scope and approach of the internal audit plan, subsequent changes to the internal audit plan and progress in accomplishing the internal audit plan

- Instruct the internal auditors and the independent auditor to advise the Committee of any particular areas that require its attention.

Oversight of the Company's System of Internal Control.

- Review and discuss with management, the internal auditors and the independent auditor the Company's system of internal controls, the recommendations of the independent auditor and the internal auditors for improvements in internal controls and management's responses to the recommendations, and any special audit steps adopted in light of any material control deficiencies. Receive disclosure from the CEO and CFO, prior to giving their required certifications, regarding any significant deficiencies and material weaknesses in the design or operation of internal controls, and any fraud that involves management or other employees who have a significant role in the Company's internal controls.

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and establish procedures for the confidential, anonymous submissions by associates of the Company regarding questionable accounting or auditing matters.

Oversight of the Company's Compliance Program.

- Review the process of communicating the Company Code of Conduct to Associates and for reviewing their compliance with the Code.

- Review the process of assuring the Company's compliance with laws and regulations.

General.

- Report regularly to the Board of Directors

- Review the adequacy of this Charter annually and submit any proposed amendments to the Board of Directors for approval.

- Conduct and present to the Board an annual evaluation of the performance of the Audit Committee.

- Prepare the report of the Audit Committee for the Company's annual proxy statement as required by SEC rules.

- Review such other matters that the Board of Directors or the Committee shall deem appropriate.

- Each member of the Committee shall be entitled to rely on: (i) the integrity of those persons and organizations within and outside the Company from which it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations, absent actual knowledge to the contrary. In the event of such knowledge, this information shall be reported promptly to the Board of Directors. It is not the responsibility of the Committee to determine whether the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles, to plan or conduct audits, to conduct investigations, or to assure compliance with laws, regulations, or any internal rules or policies of the Company.

III. *Composition.* The Audit Committee shall consist of at least three members of the Board, including a Chair, appointed by the Board of Directors upon the recommendation of the Corporate Governance Committee. The term of each member shall be until the first meeting of directors following the next annual meeting of stockholders unless such member earlier dies, resigns or is removed by the Board of Directors in its discretion. Each member shall satisfy the independence and financial literacy requirements for service on an audit committee under applicable law and SEC and New York Stock Exchange rules. At least one member shall be an "audit committee financial expert" as defined by SEC rules. No member of the Audit Committee shall serve on the audit committee of more than two other public companies.

IV. *Meetings.*   The Committee shall hold at least nine regularly scheduled meetings annually and such special meetings as it determines appropriate. Any member of the Audit Committee may call a meeting of the Audit Committee upon one day's notice to each other member. The Audit Committee shall meet separately at least quarterly with management, with the internal auditors and with the independent auditor to discuss any matters that the Audit Committee or any of these persons or firms believes should be discussed privately. Any action of the Audit Committee shall be taken by the affirmative vote of a majority of the members and may be taken without a meeting if all members of the Audit Committee consent in writing. The Audit Committee may delegate its authority to a subcommittee. The Audit Committee may establish such other procedures to govern its operation as it determines are appropriate.

V. *Advisors.*   The Audit Committee shall have the sole authority to retain and terminate, at the expense of the Company and without Board approval, such legal, accounting or other advisors as it shall consider appropriate to carry out its duties and responsibilities of the Audit Committee including determining the fees and terms of engagement of such advisors.